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                                                                      EXHIBIT 99

                                  MINUTES OF
                             BANK ONE CORPORATION
                        ANNUAL MEETING OF STOCKHOLDERS
                             TUESDAY, MAY 15, 2001

A meeting of the stockholders of BANK ONE CORPORATION was held at 1 Bank One Plaza, Bank One Auditorium, Chicago, Illinois, at 9:30 a.m. on May 15, 2001. James Dimon, Chairman of the Board and Chief Executive Officer, called the meeting to order. Christine A. Edwards, Executive Vice President, Chief Legal Officer and Secretary, acted as secretary of the meeting.

The Chairman introduced Mrs. Edwards.

The Chairman declared the meeting properly constituted, duly organized and ready for business.

The Chairman then introduced the directors of the Corporation.

The Secretary described concerns raised by stockholders at the 2000 annual meeting and various actions taken by the Corporation in response to such concerns. The Secretary then explained the meeting guidelines and stated that voting on substantive matters would be by written ballot, and that stockholders who had previously submitted their proxy cards would have their voting instructions carried out by the appointed proxies. The Secretary introduced the proxies--Mrs. Edwards and Daniel P. Cooney. The Secretary stated that Diane S. Calcagno and Sophia Busko had been appointed Inspectors of Election by the Board of Directors.

The Secretary reported that notice of the meeting had been sent to all stockholders of record as of the record date, March 16, 2001, and that in excess of 958 million shares were represented at the meeting in person or by proxy, which constituted a quorum. The Secretary reported that an alphabetical list of stockholders entitled to vote was present and available for inspection and that the list had been available for the ten days preceding the meeting.

The Secretary stated that the polls for voting had been open since the mailing of the Proxy Statement on April 2, 2001, and would close after discussion of all proposals to be voted upon at the meeting at the time the ballots were called to be delivered to the Inspectors of Election.

The Secretary indicated that the meeting was being videotaped and a transcript of the proceedings was being made.

The Secretary announced that the minutes of the 2000 Annual Meeting of Stockholders were filed with the Securities and Exchange Commission on August 14, 2000, in the Corporation's Quarterly Report on Form 10-Q for the second quarter of 2000, and that in light of such publication, the minutes would not be read at this meeting.

The Secretary indicated she would entertain a motion for a vote on Proposal 1, the election of fourteen Director nominees for a term of one year. On motion duly made and seconded, the following persons were nominated to serve as directors for a term expiring at the Annual Meeting of Stockholders in the year 2002 and until their successors are duly elected and have qualified:

         John H. Bryan
         James S. Crown
         James Dimon
         Maureen A. Fay, O.P.
         John R. Hall
         Laban P. Jackson, Jr.
         John W. Kessler
         Richard A. Manoogian
         William T. McCormick, Jr.
         Heidi G. Miller

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         David C. Novak
         John W. Rogers, Jr.
         Frederick P. Stratton, Jr.
         Robert D. Walter

The Secretary stated that no additional nominations of directors had been made on a timely basis pursuant to the Corporation's Certificate of Incorporation and, accordingly, the nominations were closed. After discussion, the Secretary requested that stockholders complete their ballots as to the above nominees.

The Secretary indicated she would entertain a motion for a vote on Proposal 2, to ratify the appointment of KPMG LLP as the Corporation's independent auditor for 2001, as set forth on page 24 of the Proxy Statement. A motion was duly made and seconded for a vote on Proposal 2. After discussion, the Secretary requested that stockholders complete their ballots as to the proposal.

The Secretary indicated she would entertain a motion for a vote on Proposal 3, to approve an amendment to the Corporation's Restated Certificate of Incorporation to increase the number of shares of authorized common stock, as set forth on pages 24 and 25 of the Proxy Statement. A motion was duly made and seconded for a vote on Proposal 3. After discussion, the Secretary requested that stockholders complete their ballots as to the proposal.

The Secretary indicated she would entertain a motion for a vote on Proposals 4 and 5, to approve the performance goals under the Corporation's Stock Performance Plan and Planning Group Annual Incentive Plan, as set forth on pages 25 through 27 of the Proxy Statement. A motion was duly made and seconded for a vote on Proposals 4 and 5. After discussion, the Secretary requested that stockholders complete their ballots as to the proposals.

The Secretary requested stockholders holding ballots to pass them to the ushers for delivery to the Inspectors of Election. After delivery of the ballots, at 9:52 a.m., the Secretary stated that the polls were closed.

Next, the Secretary announced the results of the matters voted on at the meeting. The final results were as follows:

     Each of the fourteen Director nominees received a favorable vote of at least 98.072% of all shares present and entitled to vote.

     The votes in favor of ratification of the appointment of auditor were 98.907% of the shares present and entitled to vote.

     The votes in favor of the amendment to increase the number of shares of authorized common stock were 91.707% of the shares present and entitled to vote, and 77.627% of the total shares outstanding.

     The votes in favor of approval of the performance goals under the Stock Performance Plan were 92.828% of the shares present and entitled to vote.

     The votes in favor of approval of the performance goals under the Planning Group Annual Incentive Plan were in excess of 92.723% of the shares present and entitled to vote.

Accordingly, each of the fourteen Director nominees was properly elected a Director to hold office until the Annual Meeting of Stockholders in the year 2002, and each of the other proposals was approved.


Thereafter, on motion duly made, seconded and adopted, the meeting was adjourned at 9:55 a.m.

                                                      /s/ James Dimon
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                                                           Chairman

    /s/ Christine A. Edwards
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           Secretary

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